NxSTAGE MEDICAL, INC.
439 South Union Street
5th Floor
Lawrence, MA 01843

          October 21, 2005
Via EDGAR and Facsimile
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Russell Mancuso, Esq.

Re:	NxStage Medical, Inc.
Registration Statement on Form S-1 (File No. 333- 126711)
Request for Acceleration

Dear Mr. Mancuso:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, NxStage Medical, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement be made effective as of 3:30 p.m., Eastern time, on October 25, 2005, or as soon thereafter as practicable.
The Registrant hereby acknowledges that:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Remainder of page intentionally left blank; signature appears on next page.]

Very truly yours, NxSTAGE MEDICAL, INC.
By:	/s/ Jeffrey H. Burbank
Jeffrey H. Burbank
President and Chief Executive Officer

[Signature Page to Acceleration Request]